AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2020, is to the Investment Management Agreement made as of the 29th day of December 2017 (the “Agreement”) by and between Franklin Templeton Investment Management Limited, incorporated under the laws of England (the “Adviser”) and Franklin Global Trust on behalf of Franklin Emerging Markets Debt Opportunities Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Fund wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following amendment at a meeting called for such purpose on April 7, 2020.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Manager a monthly fee in dollars, at the annual rate of the Fund’s daily net assets, as listed below, payable at the end of each calendar month:

0.85% of the value of average daily net assets up to and including $500 million;

0.80% of the value of average daily net assets over $500 million up to and including $1 billion; and

0.75% of the value of average daily net assets over $1 billion.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

                                                                                                                                                                                                                                                                                                                                                                                                                        FRANKLIN GLOBAL TRUST on behalf of
FRANKLIN EMERGING MARKETS DEBT OPPORTUNITIES FUND

By: /s/Steven J. Gray

          Steven J. Gray

Title: Vice President and Co-Secretary

FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED

By:  /s/Caroline E. Carroll

          Caroline E. Carroll

Title:  Director